EXHIBIT 21.1

List of Subsidiaries of EUROSPORT ACTIVE WORLD CORPORATION (the “Company”)

Name	Jurisdiction	Equity Owners and Percentage of Equity Securities Held
Powermax Energy & Business Solutions, Inc.	Florida	100%
Powermax Green Technologies, LLC	Florida	100%
Green Environmental Management LLC	Texas	100%
Swiss Green Solutions Srl	Switzerland	100%
International Supply & Support-African
Sunlight-Solstrom	Norway	100%